Corporate Offices
PO Box 990
Minneapolis, MN 55440

Stuart D. McFarland, Esq.

Phone: (952) 828-4569

Fax: (952) 828-4403

E-Mail: stuart.d.mcfarland@supervalu.com

August 12, 2013

Mr. Jarrett Torno

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             SUPERVALU INC.

Form 10-K for the Fiscal Year Ended February 23, 2013

Filed April 24, 2013

File No. 001-05418

Dear Mr. Torno:

This letter is in response to the letter from Andrew D. Mew to Sam Duncan dated August 7, 2013 regarding comments to SUPERVALU INC.’s Form 10-K for the fiscal year ended February 23, 2013.  As we discussed on August 9, 2013, you have authorized an extension of our response to August 28, 2013 and we intend to respond on or before such date.

Very truly yours,

SUPERVALU INC.

/s/ Stuart D. McFarland

Stuart D. McFarland
Senior Attorney - Business Law